UNITED STATES

	       SECURITIES AND EXCHANGE COMMISSION

		     Washington, D.C. 20549





			   FORM U-9C-3



	      QUARTERLY REPORT PURSUANT TO RULE 58

	For the Quarterly Period Ended September 30, 1999





		       ENTERGY CORPORATION
		    (a Delaware corporation)
			639 Loyola Avenue
		  New Orleans, Louisiana 70113
		    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal
		       executive offices)

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ITEM 1 - ORGANIZATION CHART
Name of      Energy or                                  Percentage of
reporting    gas related  Date of        State of       voting
company      company      organization   organization   securities held  Nature of business

Entergy       Energy       May 17, 1995     Delaware         a 100%       Energy marketing
Power         related                                         owned       and brokering.
Marketing     business                                    subsidiary of
Corp. (EPMC)                                                 Entergy
							   Corporation

Entergy       Energy       November 3,      Delaware         a 100%       Holding company
Holdings,     related      1997                               owned       investing in
Inc. (EHI)    business                                    subsidiary of   miscellaneous
(f/k/a                                                       Entergy      energy related
Entergy                                                    Corporation    companies.
Business
Solutions,
Inc.)

Entergy       Energy       January 28,      Delaware         a 100%       Production, sale,
Thermal, LLC  related      1999                               owned       and distribution
(Entergy      business                                    subsidiary of   of thermal energy
Thermal)                                                       EHI        products.

Entergy       Energy       January 28,      Delaware         a 100%       Energy management
Business      related      1999                               owned       services.
Solutions,    business                                    subsidiary of
LLC (EBS)                                                      EHI

Entergy       Energy       February 25,      Delaware        a 100%       Holding company
Power         related      1999                               owned       investing in
Holdings USA  business                                    subsidiary of   qualifying
Corporation                                                  Entergy      facilities.
(EPH) (new)*                                               Corporation

Entergy       Energy       February 25,     Delaware         a 100%       Development and
Power RS      related      1999                               owned       ownership of
Corporation   business                                    subsidiary of   qualifying
(EPRS)                                                         EPH        facilities.
(new)*


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EPMC Activities

      During the quarterly period ended September 30, 1999, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities

      During the quarterly period ended September 30, 1999, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

     During the quarterly period ended September 30, 1999, Entergy Thermal was engaged in the process of designing and constructing a heating and cooling district system in New
Orleans, Louisiana.

EBS Activities

     EBS is still in the formative stage of its business, and has generated immaterial revenue from energy management services as of the end of the quarterly period ended September 30, 1999.

EPH Activities

     During the quarterly period ended September 30, 1999, EPH was inactive, but in the future intends to act as a holding company with respect to Entergy Corporation's proposed investments in "qualifying facilities" (QFs) under the Public
Utility Regulatory Policies Act of 1978 (PURPA).

EPRS Activities

     During the quarterly period ended September 30, 1999, EPRS was inactive, but in the future intends to engage in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC will develop, own and operate a 500 MW cogeneration facility in Louisiana which will be a QF under PURPA.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS
Company   Type of   Principal                       Person to      Collateral  Consideration
issuing   security  amount of   Issue or  Cost of   whom security  given with  received for
security   issued    security   renewal   capital    was issued     security   each security

  EPH      Common      N/A       Issue      N/A     Entergy Corp.     N/A         $1,000
	   Stock
  EPRS     Common      N/A       Issue      N/A          EPH          N/A         $1,000
	   Stock

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Company contributing   Company receiving      Amount of capital
      capital               capital             contribution

	None                  None                   N/A

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

Reporting   Associate
 company     company   Types of  Direct   Indirect            Total
rendering   receiving  services  costs     costs   Cost of    amount
 services   services   rendered charged   charged  capital    billed

   None       None       N/A      -0-       -0-      N/A       -0-

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   Part II - Transactions Performed by Associated Companies on
		  Behalf of Reporting Companies
 Associate     Reporting
  company       company    Types of                       Indirect            Total amount
 rendering     receiving   services        Direct costs    costs   Cost of       billed
  services     services    rendered        charged        charged  capital

  Entergy        EPMC      Professional     $  4,710,977   $  -0-    N/A     $4,710,977*
Enterprises,               services and
 Inc.(EEI)                 back office
			   support.

    EEI           EHI      Same as above.  $     278,860   $  -0-    N/A     $  278,860*

    EHI         Entergy    Same as above.  $      31,785   $  -0-    N/A     $   31,785
		Thermal

    EHI           EBS      Same as above.  $     125,356   $  -0-    N/A     $  125,356

    EOSI        Entergy    Administrative  $      11,358   $  -0-    N/A     $   11,358
		Thermal    /Management
			   services.

 *Includes Entergy Services, Inc. costs of $747,537 and $239,404 for services rendered indirectly through EEI to EPMC and EHI, respectively.

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
  Total consolidated capitalization as of September 30, 1999            $15,336,119,000      Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)      2,300,417,850      Line 2
  Greater of $50 million or line 2                                        2,300,417,850      Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                                    407,500,000
   Energy related technical and similar services (EHI)                        7,818,760
	 Development and ownership of QFs (EPH)                                   2,000
									---------------
      Total current aggregate investment*                                   415,320,760      Line 4
									---------------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                              $1,885,097,090      Line 5
									===============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

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ITEM 5 - OTHER INVESTMENTS
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
Major line of energy-   Other investment in    Other investment in   Reason for
  related business      last U-9C-3 report     this U-9C-3 report    difference in other investment

Energy marketing and        $2,500,000*            $2,500,000*               N/A
brokering (EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements

    Filed under confidential treatment pursuant to Rule 104(b).

B.  Exhibits

     1. Certificate of filing of Form U-9C-3 for the 2nd Quarter of 1999 with interested state commissions and municipal regulator.
     2.   Memorandum of Understanding between Entergy Operations
	  Services, Inc. and Entergy Thermal, LLC.

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			    SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

				 Entergy Corporation



				 By:  /s/ Nathan E. Langston
					Nathan E. Langston
				     Vice President and Chief
					Accounting Officer


Dated:  November 29, 1999